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SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D
(Rule 13d-101)

INFORMATION TO BE INCLUDED IN STATEMENTS FILED
PURSUANT TO RULE 13d-1(a) AND
AMENDMENTS THERETO FILED PURSUANT TO RULE 13d-2(a)

Hollinger International Inc. (Name of Issuer)
Class A Common Stock, Par Value $0.01 Per Share (Title of Class of Securities)
435569 10 8 (CUSIP Number)
Peter K. Carmichael Secretary Press Holdings International Limited Registered Office 22 Grenville Street St. Helier, Jersey, Channel Islands +377 93 15 94 93
with a copy to:

Morris J. Kramer, Esq.
Skadden, Arps, Slate, Meagher & Flom LLP
Four Times Square
New York, New York 10036
(212) 735-3000
(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)
January 18, 2004 (Date of Event Which Requires Filing of This Statement)

        If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), Rule 13d-1(f) or Rule 13d-1(g), check the following box.    ☐

        * The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

        The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No.            435569 10 8

1.	Name of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only) Press Acquisition Inc.

2.	Check the Appropriate Box if a Member of a Group (See Instructions)			(a) ☐
(b) ☐

3.	SEC Use Only

4.	Source of Funds OO

5.	Check Box if Disclosure of Legal Proceedings is Required Pursuant to Item 2(d) or 2(e)
☐

6.	Citizenship or Place of Organization Canada

Number of Shares		7.	Sole Voting Power 0
Beneficially
Owned by Each		8.	Shared Voting Power 26,246,538
Reporting
Person With		9.	Sole Dispositive Power 0

		10.	Shared Dispositive Power 26,246,538

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 26,246,538

12.	Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares
☐

13.	Percent of Class Represented by Amount in Row (11) 30.3%

14.	Type of Reporting Person CO

CUSIP No.            435569 10 8

1.	Name of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only) Press Holdings International Limited

2.	Check the Appropriate Box if a Member of a Group (See Instructions)			(a) ☐
(b) ☐

3.	SEC Use Only

4.	Source of Funds OO

5.	Check Box if Disclosure of Legal Proceedings is Required Pursuant to Item 2(d) or 2(e)
☐

6.	Citizenship or Place of Organization Jersey

Number of Shares		7.	Sole Voting Power 0
Beneficially
Owned by Each		8.	Shared Voting Power 26,246,538
Reporting
Person With		9.	Sole Dispositive Power 0

		10.	Shared Dispositive Power 26,246,538

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 26,246,538

12.	Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares
☐

13.	Percent of Class Represented by Amount in Row (11) 30.3%

14.	Type of Reporting Person CO, HC

CUSIP No.            435569 10 8

1.	Name of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only) Sir David Barclay

2.	Check the Appropriate Box if a Member of a Group (See Instructions)			(a) ☐
(b) ☐

3.	SEC Use Only

4.	Source of Funds OO

5.	Check Box if Disclosure of Legal Proceedings is Required Pursuant to Item 2(d) or 2(e)
☐

6.	Citizenship or Place of Organization United Kingdom

Number of Shares		7.	Sole Voting Power 0
Beneficially
Owned by Each		8.	Shared Voting Power 26,246,538
Reporting
Person With		9.	Sole Dispositive Power 0

		10.	Shared Dispositive Power 26,246,538

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 26,246,538

12.	Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares
☐

13.	Percent of Class Represented by Amount in Row (11) 30.3%

14.	Type of Reporting Person IN, HC

CUSIP No.            435569 10 8

1.	Name of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only) Sir Frederick Barclay

2.	Check the Appropriate Box if a Member of a Group (See Instructions)			(a) ☐
(b) ☐

3.	SEC Use Only

4.	Source of Funds OO

5.	Check Box if Disclosure of Legal Proceedings is Required Pursuant to Item 2(d) or 2(e)
☐

6.	Citizenship or Place of Organization United Kingdom

Number of Shares		7.	Sole Voting Power 0
Beneficially
Owned by Each		8.	Shared Voting Power 26,246,538
Reporting
Person With		9.	Sole Dispositive Power 0

		10.	Shared Dispositive Power 26,246,538

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 26,246,538

12.	Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares
☐

13.	Percent of Class Represented by Amount in Row (11) 30.3%

14.	Type of Reporting Person IN, HC

Item 1.    Security and Issuer.

        This statement on Schedule 13D (this "Schedule 13D") relates to the Class A Common Stock, par value $0.01 per share (the "Hollinger International Class A Common Stock"), of Hollinger International Inc., a Delaware corporation ("Hollinger International"). The principal executive offices of Hollinger International are located at 401 North Wabash Avenue, Suite 740, Chicago, Illinois 60611.

Item 2.    Identity and Background.

        This Schedule 13D is being filed by Press Holdings International Limited, a corporation incorporated under the laws of Jersey ("PHIL"), Press Acquisition Inc., a corporation incorporated under the Canada Business Corporations Act (the "CBCA") and a wholly-owned subsidiary of PHIL ("Press Acquisition"), Sir David Barclay, a citizen of the United Kingdom, and Sir Frederick Barclay, a citizen of the United Kingdom (PHIL, Press Acquisition, Sir David Barclay and Sir Frederick Barclay together constitute the "Reporting Persons"). The joint filing agreement of the Reporting Persons is attached hereto as Exhibit 1 and incorporated herein by reference.

        PHIL was organized solely for the purpose of acquiring Hollinger Inc., a corporation incorporated under the CBCA ("Hollinger"), and has not carried on any other business or activity. The address of the registered office is 22 Grenville Street, St. Helier, Jersey, Channel Islands and the address for correspondence is 7 Avenue de Grande Bretagne 98000 Monaco.

        Press Acquisition is a Canadian corporation organized solely to conduct the Offer (as defined herein) and the related transactions involving the Hollinger Inc. Shares (as defined herein). The address of its principal business and principal office is 250 Yonge Street, Suite 2400, Toronto, Ontario, Canada M5B 2M6.

        Sir David Barclay and Sir Frederick Barclay are controlling shareholders of PHIL. The business address of each of Sir David Barclay and Sir Frederick Barclay is 7 Avenue de Grande Bretagne 98000 Monaco. Sir David Barclay and Sir Frederick Barclay own or control certain privately-held businesses that have annual gross revenues mainly in the U.K. of approximately US$7 billion, including a company that owns a group of newspapers (including The Scotsman, Scotland on Sunday and The Business), The Ritz Hotel, London, Littlewoods Stores and the mail order catalogue businesses Littlewoods and Shop Direct.

        Information as to each of the directors and executive officers of PHIL is set forth on Schedule I hereto. Information as to each of the directors and executive officers of Press Acquisition is set forth on Schedule II hereto. Each of such persons named on Schedule I and Schedule II hereto is a citizen of the United Kingdom other than Stephen H. Halperin, who is a citizen of Canada and Charles R. Klotz, who is a citizen of the United States.

        During the last five years, none of the Reporting Persons or, to the best of the Reporting Persons' knowledge, the individuals named in Schedule I or Schedule II hereto, has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors). During the last five years, none of the Reporting Persons or, to the best of the Reporting Persons' knowledge, the individuals named in Schedule I or Schedule II hereto, has been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and, as a result of such proceeding, was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

Item 3.    Source and Amount of Funds or Other Consideration.

        Beneficial ownership of certain Hollinger Inc. Shares may be deemed to have been acquired through the execution of the Tender and Shareholder Support and Acquisition Agreement (the "Tender Agreement"), dated January 18, 2004, by and among PHIL, The Ravelston Corporation Limited

("Ravelston"), and The Lord Black of Crossharbour, PC(Can), OC, KCSG ("Lord Black"), a copy of which is attached hereto as Exhibit 2 and incorporated herein by reference. The description of the Tender Agreement in this Schedule 13D is qualified in its entirety by reference thereto. Pursuant to the terms and subject to the conditions contained in the Tender Agreement, PHIL has agreed to cause Press Acquisition to make a takeover bid (the "Offer") to purchase all of the outstanding Retractable Common Shares, Exchangeable Non-Voting Preference Shares Series II and Exchangeable Non-Voting Preference Shares Series III of Hollinger (collectively, the "Hollinger Inc. Shares"). Press Acquisition commenced the Offer on January 27, 2004. Hollinger is the beneficial owner of approximately 30.3% of the outstanding shares of Hollinger International and approximately 72.7% of Hollinger International's voting stock. By virtue of being deemed to have obtained beneficial ownership of the Hollinger Inc. Shares, the Reporting Persons may be deemed to have obtained beneficial ownership of certain shares of Hollinger International Class A Common Stock. None of the proceeds that are being paid by Press Acquisition to holders of Hollinger Inc. Shares pursuant to the Offer are being paid in exchange for shares of Hollinger International Class A Common Stock.

Item 4.    Purpose of Transaction.

        The purpose of the Offer and any subsequent acquisition of Hollinger Inc. Shares is to acquire all of the equity of Hollinger, and indirectly, the shares of Class A Common Stock of Hollinger International and the shares of Class B Common Stock of Hollinger International owned by Hollinger and 504468 N.B. Inc., an indirect wholly-owned subsidiary of Hollinger ("NBCo").

        As set forth in a letter sent to the board of directors of Hollinger International on January 18, 2004, a copy of which is attached hereto as Exhibit 3 and incorporated herein by reference, PHIL and Press Acquisition do not intend to interfere with either Hollinger International's ongoing strategic process that is being conducted by the board of directors of Hollinger International with the advice and assistance of Lazard LLC (the "Strategic Process"), or the investigation by the special committee of the board of directors of Hollinger International (the "Special Committee") of certain allegations regarding related party transactions involving Lord Black and certain of his associates and affiliated companies. In reliance on Lord Black's assurance in the Tender Agreement that PHIL is not required to vote (or act by written consent with respect to) the shares of the Class A Common Stock of Hollinger International or the shares of Class B Common Stock of Hollinger International held, directly or indirectly, by Hollinger in favor or not against any such transaction, PHIL has agreed in the Tender Agreement not to take any action that negatively affects the ability of Hollinger International to consummate a transaction resulting from the Strategic Process.

        Under the terms of the Tender Agreement, effective upon the taking up of and payment for the Hollinger Inc. Shares owned, directly or indirectly, by Lord Black and Ravelston, Lord Black and his wife shall each resign as an officer and director (as applicable) of Hollinger and each of its subsidiaries and Lord Black shall use his reasonable best efforts to assist PHIL in securing the resignation of such other officers and directors of Hollinger and its subsidiaries as PHIL may request in writing.

        PHIL and Press Acquisition acknowledge that upon consummation of the Offer, unless otherwise determined under applicable law, they will be subject to limitations on their ability to effect certain "business combinations" involving Hollinger International pursuant to Section 203 of the Delaware General Corporation Law, unless they obtain the approval of the board of directors of Hollinger International and such business combination is authorized at an annual or special meeting of Hollinger International shareholders, and not by written consent, by the affirmative vote of at least 66 2/3% of the shares of Hollinger International voting stock not held by them.

        On January 25, 2004, Sir Frederick Barclay had a telephone conversation with a senior financial advisor for Hollinger International in which Sir Frederick Barclay indicated that PHIL would be willing to consider offering to acquire all of the Hollinger International Class A Common Stock (other than those shares to be indirectly acquired by virtue of PHIL's acquisition of Hollinger) at a price of $18 per share, provided that the Board of Directors of Hollinger International would support such a transaction. The following day, Hollinger International's senior financial advisor called Sir Frederick Barclay to tell him that Hollinger International was not interested in discussing such a transaction at this price level.

        Except as set forth above, the Reporting Persons do not have any present plans or proposals which would relate to or result in any of the matters set forth in subparagraphs (a)-(j) of Item 4 of Schedule 13D (although they reserve the right to develop and implement such plans).

Item 5.    Interest in Securities of the Issuer.

        The information contained in this Schedule 13D regarding beneficial ownership of shares of Hollinger International Class A Common Stock is based upon the information contained in Amendment No. 15 to Schedule 13D jointly filed with the Securities and Exchange Commission by Hollinger, Ravelston and Lord Black on January 20, 2004, and the accuracy of such information cannot be verified independently by the Reporting Persons. The Reporting Persons expressly disclaim all responsibility for the accuracy of such information. The percentage interest in Hollinger International deemed to be held by each Reporting Person presented below is based on 86,690,453 outstanding shares of Hollinger International Class A Common Stock (the "Outstanding Shares") as of November 7, 2003, as reported in Hollinger International's quarterly report on Form 10-Q for the quarterly period ended September 30, 2003. Such number includes 71,700,453 outstanding shares of Hollinger International Class A Common Stock and 14,990,000 shares of Hollinger International Class A Common Stock that may be acquired at any time at the option of the holder upon the conversion of 14,990,000 shares of Class B Common Stock of Hollinger International.

        (a)   As of January 18, 2004, under the definition of "beneficial ownership" as set forth in Rule 13d-3 promulgated under the Securities Exchange Act of 1934, as amended, and as further explained in the following sentence, as a result of having entered into the Tender Agreement, each of the Reporting Persons may be deemed to be the beneficial owner of approximately 26,246,538 shares of Hollinger International Class A Common Stock, representing approximately 30.3% of the Outstanding Shares. The shares of Hollinger International Class A Common Stock that the Reporting Persons may be deemed to beneficially own are comprised of the following: (i) 7,828,585 shares of Hollinger International Class A Common Stock held by Hollinger; (ii) 3,427,953 shares of Hollinger International Class A Common Stock held by NBCo; and (iii) 14,990,000 shares of Hollinger International Class A Common Stock that may be acquired at any time at the option of the holder upon the conversion of 14,990,000 shares of Class B Common Stock of Hollinger International, 2,000,000 shares of which are held by Hollinger and 12,990,000 shares of which are held by NBCo. To the best of the Reporting Persons' knowledge, none of the individuals named on Schedule I or Schedule II hereto, other than the Reporting Persons, beneficially owns any shares of Hollinger International Class A Common Stock.

        (b)   By virtue of the covenants and agreements contained in the Tender Agreement, each of the Reporting Persons may be deemed to have (i) shared power to vote or direct the vote of 26,246,538 shares of Hollinger International Class A Common Stock, which includes 14,990,000 shares of Hollinger International Class A Common Stock that may be acquired at any time at the option of the holder upon the conversion of 14,990,000 shares of Class B Common Stock of Hollinger International and (ii) shared power to dispose or direct the disposition of 26,246,538 shares of Hollinger International Class A Common Stock, which includes 14,990,000 shares of Hollinger International Class A Common Stock that may be acquired at any time at the option of the holder upon the conversion of 14,990,000 shares of Class B Common Stock of Hollinger International. None of the Reporting persons has sole power to vote or direct the vote of any shares of Hollinger International Class A Common Stock or sole power to dispose or direct the disposition of any shares of Hollinger International Class A Common Stock. Pursuant to the terms of the Tender Agreement, each of the Reporting Persons may be deemed to share dispositive and voting power with respect to the shares of Hollinger International Class A Common Stock with Ravelston, Lord Black and Hollinger. Ravelston is a corporation organized under the laws of the province of Ontario, Canada and the principal business of Ravelston is that of an investment holding company. Lord Black is a citizen of the United Kingdom and his principal occupation is Chairman of the Board of Directors and Chief Executive Officer of Hollinger. Hollinger is a corporation organized under the laws of Canada and its principal business is that of an international newspaper holding company. The business address of each of Ravelston, Lord Black and Hollinger is 10 Toronto Street, Toronto, Ontario, Canada M5C 2B7. To the best of the Reporting Persons' knowledge, during the last five years, none of Ravelston, Lord Black or Hollinger has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or has been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and, as a result of such proceeding, was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

        (c)   None of the Reporting Persons or, to the best of the Reporting Persons' knowledge, the individuals named in Schedule I or Schedule II hereto, has effected any transaction in the shares of Hollinger International Class A Common Stock during the past 60 days, except to the extent that beneficial ownership thereof is attributed by virtue of the Tender Agreement.

        (d)   Prior to the acquisition of the Hollinger Inc. Shares in the Offer, none of the Reporting Persons has the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the shares of Hollinger International Class A Common Stock. To the best of the Reporting Persons' knowledge, subject to the terms of the Tender Agreement, Ravelston and Lord Black will continue to have such right until completion of the Offer.

        (e)   Not Applicable.

Item 6.    Contracts, Arrangements, Understandings or Relationships With Respect to Securities of the Issuer.

        Except as set forth herein and in the Tender Agreement, to the Reporting Persons' knowledge, there are no contracts, arrangements, understandings or relationships (legal or otherwise) among any Reporting Persons and any other person with respect to any securities of Hollinger International.

Item 7.    Material to be Filed as Exhibits.

Exhibit 1	Joint Filing Agreement, dated January 28, 2004, by and among Press Holdings International Limited, Press Acquisition Inc., Sir David Barclay and Sir Frederick Barclay.
Exhibit 2
Tender and Shareholder Support and Acquisition Agreement, dated January 18, 2004, by and among Press Holdings International Limited, The Ravelston Corporation Limited and The Lord Black of Crossharbour, PC(Can), OC, KCSG.
Exhibit 3	Letter, dated January 18, 2004, from Press Holdings International Limited to the Board of Directors of Hollinger International Inc.

SIGNATURE

        After reasonable inquiry and to the best of each of the undersigned's knowledge and belief, the undersigned certify that the information set forth in this statement is true, complete and correct.

Dated: January 28, 2004

PRESS HOLDINGS INTERNATIONAL LIMITED
By:	/s/ DAVID BARCLAY
	Name:	David Barclay
	Title:	President

PRESS ACQUISITION INC.
By:	/s/ FREDERICK BARCLAY
	Name:	Frederick Barclay
	Title:	Director
/s/ DAVID BARCLAY Sir David Barclay
/s/ FREDERICK BARCLAY Sir Frederick Barclay

Schedule I

        The table below sets forth information with respect to the directors and executive officers of PHIL:

Name	Position with PHIL	Occupation	Business Address
Sir David Barclay	Director, President	See Item 2.	7 Avenue de Grande Bretagne 98000 Monaco
Sir Frederick Barclay	Director	See Item 2.	7 Avenue de Grande Bretagne 98000 Monaco
Michael Seal	Director	Managing Director, Ellerman Investments Limited(1)	20 St. James's Street London, England SW1A 1ES
Peter K. Carmichael	Director	Director, Société Anonyme d'Expoitations Hoteliers(2)	3 Avenue Princess Grace Monte Carlo 98000 Monaco

(1)
Ellerman Investments Limited is a holding company.

(2)
Socíeté Anonyme d'Expoitations Hoteliers is a hotelier.

Schedule II

        The table below sets forth information with respect to the directors of Press Acquisition Inc.:

Director	Position with Press Acquisition	Title/Occupation	Business Address
Sir David Barclay	Director, President	See Item 2.	7 Avenue de Grande Bretagne 98000 Monaco
Sir Frederick Barclay	Director	See Item 2.	7 Avenue de Grande Bretagne 98000 Monaco
Stephen H. Halperin	Director	Partner, Goodmans LLP(1)	250 Yonge Street Suite 2400 Toronto, Ontario Canada M5B 2M6
Charles R. Klotz	Director, Vice President and Secretary	Executive positions with companies affiliated with Sir David Barclay and Sir Frederick Barclay	c/o Bingham McCutchen 150 Federal Street Boston, Massachusetts 02110

(1)
Goodmans LLP is a law firm.

EXHIBIT INDEX

Exhibit No.	Exhibit Name
Exhibit 1	Joint Filing Agreement, dated January 28, 2004, by and among Press Holdings International Limited, Press Acquisition Inc., Sir David Barclay and Sir Frederick Barclay.
Exhibit 2
Tender and Shareholder Support and Acquisition Agreement, dated January 18, 2004, by and among Press Holdings International Limited, The Ravelston Corporation Limited and The Lord Black of Crossharbour, PC(Can), OC, KCSG.
Exhibit 3	Letter, dated January 18, 2004, from Press Holdings International Limited to the Board of Directors of Hollinger International Inc.

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  Item 1. Security and Issuer.
  Item 2. Identity and Background.
  Item 3. Source and Amount of Funds or Other Consideration.
  Item 4. Purpose of Transaction.
  Item 5. Interest in Securities of the Issuer.
  Item 6. Contracts, Arrangements, Understandings or Relationships With Respect to Securities of the Issuer.
  Item 7. Material to be Filed as Exhibits.
SIGNATURE
Schedule I
Schedule II
EXHIBIT INDEX